SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OneSmart International Education Group Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.000001 per share

(Title of Class of Securities)

G6S54G109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6S54G109

1	Name of Reporting Person CW One Smart Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person CO

CUSIP No. G6S54G109

1	Name of Reporting Person Chengwei Capital HK Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person CO

CUSIP No. G6S54G109

1	Name of Reporting Person Chengwei Evergreen Capital, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person PN

CUSIP No. G6S54G109

1	Name of Reporting Person Chengwei Evergreen Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person CO

CUSIP No. G6S54G109

1	Name of Reporting Person EXL Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person CO

CUSIP No. G6S54G109

1	Name of Reporting Person Eric Xun Li

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person IN

CUSIP No. G6S54G109

Item 1(a).	Name of Issuer: OneSmart International Education Group Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 2161 North Zhongshan Road, Putuo District, Shanghai, People’s Republic of China

Item 2(a).

Name of Person Filing:
CW One Smart Limited

Chengwei Capital HK Limited

Chengwei Evergreen Capital, L.P.

Chengwei Evergreen Management, LLC

EXL Holdings, LLC

Eric Xun Li (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The principal business office of CW One Smart Limited, Chengwei Capital HK Limited, Chengwei Evergreen Capital, L.P., Chengwei Evergreen Management, LLC, EXL Holdings, LLC and Eric Xun Li is Room 3303A The Centrium 60 Wyndham Street, Central, Hong Kong S.A.R., People’s Republic of China.
Item 2(c)

Citizenship:
CW One Smart Limited – British Virgin Islands

Chengwei Capital HK Limited – Hong Kong

Chengwei Evergreen Capital, L.P. – Cayman Islands

Chengwei Evergreen Management, LLC – Cayman Islands

EXL Holdings, LLC – Cayman Islands

Eric Xun Li – People’s Republic of China

Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value $0.000001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for a vote. Issuer’s Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of Issuer’s shareholders, except as may otherwise be required by law. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: G6S54G109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

CUSIP No. G6S54G109

Item 4.	Ownership:

For each Reporting Person:

	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on the as- converted basis	Percentage of Aggregate Voting Power
(a) Amount beneficially owned	0	0	0	—
(b) Percent of class:	0%	0%	0%	0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	0	0	0	—
(ii) Shared power to vote or to direct the vote	0	0	0	—
(iii) Sole power to dispose or to direct the disposition of	0	0	0	—
(iv) Shared power to dispose or to direct the disposition of	0	0	0	—

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

CUSIP No. G6S54G109

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed on February 12, 2019 by the reporting persons with the United States Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

CW One Smart Limited

By:	/s/ Eric Xun Li
Name:	Eric Xun Li
Title:	Director

Chengwei Capital HK Limited

By:	/s/ Eric Xun Li
Name:	Eric Xun Li
Title:	Director

Chengwei Evergreen Capital, L.P.

By:	/s/ Eric Xun Li
Name:	Eric Xun Li
Title:	Director

Chengwei Evergreen Management, LLC

By:	/s/ Eric Xun Li
Name:	Eric Xun Li
Title:	Director

EXL Holdings, LLC

By:	/s/ Eric Xun Li
Name:	Eric Xun Li
Title:	Director

Eric Xun Li

/s/ Eric Xun Li